

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-mail
Mr. Michael Ge Xu
Chief Financial Officer
Youku Tudou Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re: Youku Toudu Inc.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 16, 2014**
> **File No. 001-34977**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating Results (Net Revenues), pages 71-72

1.   You cite the number of users visiting your websites and the amount of time they spend on your websites among the significant factors that affect your revenues.   Please tell us the key metrics, including any brand advertising metrics, you use to manage your business and access your financial performance. We note your disclosures of your monthly unique visitors and daily mobile views on page 39.

Impairment of Long-lived Assets Other than Goodwill, page F-18

2.   Per your disclosure, the actual consumption patterns of licensed television series and movies were more accelerated than originally estimated. Accordingly, you assessed the

recoverability of the licensed copyrights based on the *undiscounted* future cash flows associated with the asset group pursuant to ASC 360. Since you are accounting for the sub-licensing revenues pursuant to ASC 926, tell us how you considered the guidance in ASC 926-20-35-15 requiring a discounted cash flow approach to assess a film's fair value whenever triggering events or changes in circumstances indicate that the fair value of the film may be less than unamortized costs.

Revenue from online advertising services, page F-19

3.   We note that where revenue is contingent upon the delivery of undelivered items, you recognize revenue ratably over the performance period of the last deliverable in the arrangement. Please tell us the following:

- how you determined that all revenue recognition criteria have been met at the beginning of the performance period of the last deliverable;
- whether the consideration allocated to the last deliverable is material in proportion to the total contract price; and
- what is the typical duration of an advertiser contract.

Barter Transactions, page F-20

4.   Refer to the second paragraph. Please tell us the factors you considered pursuant to ASC 845-10-30 in concluding that the accounting for your nonmonetary broadcasting rights exchanges is appropriate. In your response, please specifically address ASC 845-10-30-3(b), 15 and 16. In addition, tell us the factors you considered in concluding that the broadcasting rights are inventory pursuant to ASC 330-10-20 and not productive assets pursuant to ASC 845-10-20. Further, tell us if the broadcasting rights you exchange are professionally produced content you produce, professional produced content you license and/or user-generated content.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director